UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

D. Medical Industries Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.32 Per Share
(Title of Class of Securities)

M28091 10 2
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M28091 10 2	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Meni Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,051,715 shares
	7	SOLE DISPOSITIVE POWER 269,370 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,715 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. M28091 10 2	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eyal Sheratzky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,051,715 shares
	7	SOLE DISPOSITIVE POWER 262,528 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,715 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. M28091 10 2	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zeev Bronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,051,715 shares
	7	SOLE DISPOSITIVE POWER 519,817 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,715 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON IN

Item 1. (a) Name of Issuer:

D. Medical Industries Ltd.

Item 1. (b) Address of Issuer’s Principal Executive Offices:

7 Zabotinsky St., Moshe Aviv Tower, Ramat- Gan 52520, Israel.

Item 2. (a) Name of Person(s) Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) Meni Mor

ii) Eyal Sheratzky

iii) Zeev Bronfeld

Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b) Address of Principal Business Office:

c/o D. Medical Industries Ltd., 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan 52520, Israel.

Item 2. (c) Citizenship:

i) Israeli

ii) Israeli

iii) Israeli

Item 2. (d) Title of Class of Securities:

Ordinary shares, par value NIS 0.32 per share.

Item 2. (e) CUSIP Number:

M28091 10 2

Item 3.

Not applicable.

Item 4.  Ownership.

The following information with respect to the ownership of the ordinary shares, par value NIS 0.32 per share, of D. Medical Industries Ltd., by each of the Reporting Persons, as of December 31, 2010:

				Sole	Shared
				power to	power to	Sole power to	Shared power
	Amount			vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent		direct	direct	direct the	direct the
Reporting Person	owned:	of class:		the vote:	the vote:	disposition of:	disposition of:
Meni Mor (1)	1,051,715	13.4%	(2)	0	1,051,715	269,370	0

Eyal Sheratzky (3)	1,051,715	13.4%	(2)	0	1,051,715	262,528	0

Zeev Bronfeld (4)	1,051,715	13.4%	(2)	0	1,051,715	519,817	0

(1)
Includes 254,214 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of December 31, 2010, held directly by Mr. Mor, constituting 3.5% of the Issuer’s issued and outstanding share capital as of December 31, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, dated November 23, 2004, the holdings of Mr. Bronfeld and Mr. Sheratzky are also attributed to Mr. Mor. Pursuant to the voting agreement, any sale of ordinary shares of the Issuer is subject to tag-along rights of the other parties thereto.

(2)	Based on 7,784,006 ordinary shares of the Issuer outstanding as of December 31, 2010.

(3)
Includes 247,372 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of December 31, 2010, held directly by Mr. Sheratzky, constituting 3.4% of the Issuer’s issued and outstanding share capital as of December 31, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, dated November 23, 2004, the holdings of Mr. Bronfeld and Mr. Mor are also attributed to Mr. Sheratzky. Pursuant to the voting agreement, any sale of ordinary shares of the Issuer is subject to tag-along rights of the other parties thereto.

(4)
Includes 504,661 ordinary shares and 15,156 warrants to purchase ordinary shares exercisable within 60 days of December 31, 2010, held directly by Mr. Bronfeld, constituting 6.7% of the Issuer’s issued and outstanding share capital as of December 31, 2010. Pursuant to the voting agreement among Mr. Mor, Mr. Bronfeld and Mr. Sheratzky, dated November 23, 2004, the holdings of Mr. Mor and Mr. Sheratzky are also attributed to Mr. Bronfeld. Pursuant to the voting agreement, any sale of ordinary shares of the Issuer is subject to tag-along rights of the other parties thereto.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011
Meni Mor
By:	/s/ Meni Mor Meni Mor

Eyal Sheratzky
By:	/s/ Eyal Sheratzky Eyal Sheratzky

Zeev Bronfeld
By:	/s/ Zeev Bronfeld Zeev Bronfeld

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)